Exhibit 99.2

DOMINION DIAMOND CORPORATION

PROXY SOLICITED BY MANAGEMENT
AND THE BOARD OF DIRECTORS
Annual Meeting of Shareholders on July 15, 2015

The undersigned shareholder of Dominion Diamond Corporation (the “Corporation”) hereby nominates, constitutes and appoints Robert A. Gannicott, or failing him, Daniel Jarvis, both directors of the Corporation, or instead of either of them ________________________, as nominee of the undersigned, with full power of substitution to attend and vote for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation to be held on the 15th day of July, 2015 at 8:00 a.m. Mountain time (the "Meeting") at The Explorer Hotel, 4825 49th Avenue, Yellowknife, Northwest Territories, and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the Meeting or such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees are specifically directed to vote the shares represented by this proxy as indicated below.

1.

For the election of the following nominees as directors of the Corporation, as named in the accompanying Management Proxy Circular, to hold office until the next annual meeting of shareholders or until their successors are elected:

		VOTE FOR	WITHHOLD VOTE
	Graham G. Clow	[ ]	[ ]

	Robert A. Gannicott	[ ]	[ ]

	Daniel Jarvis	[ ]	[ ]

	Tom Kenny	[ ]	[ ]

	Manuel Lino Silva de Sousa Oliveira	[ ]	[ ]

	Fiona Perrott-Humphrey	[ ]	[ ]

	Chuck Strahl	[ ]	[ ]

2.	For the re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix the remuneration of the auditors.

	VOTE FOR [ ]	WITHHOLD VOTE [ ]

3.	In respect of the approval of the Corporation’s approach to executive compensation, all as described in the accompanying Management Proxy Circular.

	VOTE FOR [ ]	VOTE AGAINST [ ]

This proxy revokes and supersedes all proxies of any earlier date.

DATED this __________ day of __________________________, 2015.

________________________________________________________
Signature of Shareholder

_________________________________________________________
Name of Shareholder (print)

The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions given on any vote or ballot called at the Meeting and if the shareholder has specified a choice with respect to any matter to be acted upon, the shares will be voted accordingly. Unless a specific instruction is indicated, said shares will be voted for confirmation and/or approval of the matters referred to on the reverse side hereon.

This proxy confers discretionary authority to vote in respect of any amendments or variations to the matters identified in the notice of meeting or any other matter which may properly come before the Meeting and in such manner as such nominee in his or her judgment may determine.

A shareholder has the right to appoint a person to attend and act for him or her and on his or her behalf at the Meeting other than the persons designated in this form of proxy. Such right may be exercised by filling the name of such person in the blank space provided, or by completing another proper form of proxy and, in either case, depositing the proxy as instructed below.

To be valid, this proxy must be deposited at the office of CST Trust Company, by mail to the Attention of the Proxy Department at P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1, or by email to proxy@canstockta.com, or by fax to 1-866-781-3111 or outside Canada and U.S. to 416-368-2502, or in person to 320 Bay Street, Basement Level (B1), Toronto, Ontario, Canada, M5H 4A6, no later than 5:00 p.m. (Toronto time) on July 13, 2015 or if the Meeting is adjourned, no later than 10:00 a.m. (Toronto time) on the last business day preceding the day on which the Meeting is adjourned.

If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of management of the Corporation.

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 15, 2015. THE ATTENTION OF SHAREHOLDERS IS DIRECTED TO THE MANAGEMENT PROXY CIRCULAR WHICH ACCOMPANIES THIS FORM OF PROXY.